SIMPLICITY ESPORTS AND GAMING COMPANY

7000 W. Palmetto Park Rd., Suite 505

Boca Raton, FL 33433

May 27, 2022

FILING VIA EDGAR

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simplicity Esports and Gaming Company
Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed on May 11, 2022
File No. 333-259993

Ladies and Gentlemen:

Simplicity Esports and Gaming Company, a Delaware corporation (the “Company”), hereby respectfully requests that the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-259993), and all exhibits filed therewith (the “Post-Effective Amendment”), be withdrawn effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company is requesting the withdrawal of the Post-Effective Amendment because the Company intends to proceed to register the securities from the Post-Effective Amendment in a Registration Statement on Form S-1, which is the appropriate form for such offering. The Post-Effective Amendment was never declared effective and no securities of the Company were sold in connection with the offering.

Sincerely,

/s/ Roman Franklin
Roman Franklin
Chief Executive Officer

cc:	Craig D. Linder, Esq./Anthony L.G., PLLC